FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .0.5
1. Name and Address of Reporting Person * Royal Vendex KBB N.V. (Last) (First) (Middle)	2. Issuer Name FAO, Inc. and Ticker or Trading Symbol (FAOOD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below)
De Klencke 6, NL-1083 Postbus 7997, 1008 AD	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 04/23/2003
(Street) Amsterdam, The Netherlands		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
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Form 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	DE	ED	Title	Amount or Number of Shares
Series I Convertible Preferred Stock, Series A	(1)	04/23/03		J(1)		500		4/23/03	N/A	Common Stock	333,500	(1)	340,167(2)	(I)	(3)
Explanation of Responses:
(1) The 500 shares of Series I Convertible Preferred Stock (the “Shares”) were issued to KBB Retail Assets Corp. (“KBB”) pursuant to the issuer‘s First Amended Joint Plan of Reorganization (Case No. 03-10119(LK)) (the “Plan”), confirmed by the United States Bankruptcy Court for the District of Delaware on April 7, 2003. The Shares were issued to KBB in exchange for KBB‘s claim filed under the Plan in connection with a debt previously contracted ($500,000 principal amount of a promissory note that was issued to KBB on December 16, 2002). Each Share is convertible into approximately 667 shares of the issuer‘s Common Stock in accordance with the conversion rate set forth in the Certificate of Designation of Preferences of the Series I Convertible Preferred Stock.
(2) Represents the 333,500 shares of Common Stock underlying the Shares and 6,667 shares of Common Stock underlying a warrant held by KBB.
(3) KBB is an indirect wholly-owned subsidiary of Royal Vendex KBB N.V.

/s/ Eric ter Hark	April 25, 2003

** Signature of Reporting Person	Date
Eric ter Hark
Director of Corporate Development

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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